Invesco PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046

713 626 1919 www.invesco.com/us
February 14, 2013
Via EDGAR
Mark Cowan
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File No. 333-185980
Dear Mr. Cowan:
     On behalf of the above named registrant (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you via telephone on January 18, 2013 with regard to the Registrant’s Registration Statement on Form N-14 (the “N-14”) filed with the U.S. Securities and Exchange Commission (“SEC”) on January 11, 2013, relating to the reorganization of Invesco High Yield Securities Fund (the “Target Fund”) into Invesco High Yield Fund (the “Acquiring Fund” and, together with the Target Fund, the “Funds”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Any disclosure changes required by these responses will be incorporated into definitive filings made pursuant to Rule 497 under the 1933 Act for the Registrant. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14.
1. Comment: On the proxy statement cover page, paragraph four, correct the disclosed Target Fund prospectus date.
     Response: We have made this change and revised the disclosure.
2. Comment: On page one of the proxy statement, last paragraph, correct the missing word in the first line.
     Response: We have made this change and revised the disclosure.
3. Comment: In the “Summary of Key Information—How do the performance records of the Funds compare?” section, consider using the year-end or another more recent date for the performance information shown.

     Response: We have made this change and updated the numbers to December 31, 2012.
4. Comment: Explain supplementary the Target Fund’s litigation. Have necessary SEC filings been made? What impact will the litigation have on the Acquiring Fund post-merger.
     Response: The Target Fund is a plaintiff in a cause of action regarding a fixed income portfolio security. The litigation dates back to 2001. The nature of this litigation does not require filings under Section 33 of the Investment Company Act of 1940. The effect that the Reorganization will have on the expenses and potential benefits of this litigation is currently disclosed in the “Board Considerations in Approving the Reorganization” section of the proxy statement.
5. Comment: Under the caption “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds,” confirm that correct risks apply to the correct Fund.
     Response: The Registrant confirms correct risks apply to the correct Fund. As a corresponding strategy to defaulted securities risk applicable to High Yield Securities Fund, additional disclosure will be added to the “Comparison of Principal Investment Strategies” section of the proxy/prospectus that highlights there are no minimum quality ratings for investments by the High Yield Securities Fund and the High Yield Securities Fund may invest in securities which no longer make principal or interest payments, including defaulted securities.
6. Comment: Under the caption “Additional Information About the Funds—Comparison of Fundamental and Non-Fundamental Investment Restrictions,” first paragraph, the third and fourth sentences appear to be identical. Please revise the disclosure.
     Response: We have made this change and revised the disclosure.
7. Comment: Correct references to the term “Reorganization” from “Reorganizations.”
     Response: We have made this change and revised the disclosure.
8. Comment: Correct references to the SEC address.
     Response: We have made this change and revised the disclosure.
9. Comment: In the “Summary of Key Information—How do the Funds’ expenses compare?” section, why have “Other Expenses” been restated as disclosed in footnote (1) to the fee table?
     Response: The Target Fund’s Other Expenses were restated to reflect estimated current litigation fees.

     In connection with the Registrant’s responses to the SEC Staff’s comments on the N-14, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.
          Please do not hesitate to contact me at 713-214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Peter Davidson
Peter Davidson
Assistant General Counsel

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